Exhibit 99.2

News release…

Date: 12 April 2006
Ref: PR466g

Up to A$43 billion in iron ore revenues at risk

Australia could lose up to A$43 billion in export revenues and A$13 billion in capital investments over the next 20 years if third party access is imposed on mine to port rail infrastructure in the Western Australian iron ore industry, according to a report released today by management consultants Port Jackson Partners.

The report, commissioned by Rio Tinto Iron Ore, states that the capacity of Australian iron ore producers to expand operations to meet increasing global demand could be severely restricted if third parties are granted access to integrated single user rail infrastructure owned by the existing companies.

The decision, whether or not to impose access, is currently before the Australian Government and is expected to be announced by 22 May 2006.

The economic evaluation of the potential impact of the decision, analyses two scenarios. The first covers the consequences of a delayed expansion programme and the other a single abandoned expansion. The least negative scenario, a single abandoned expansion in a conservative growth environment, would result in lost revenue of A$18 billion and forgone capital investment of more than A$2.5 billion over 20 years.

Rio Tinto Iron Ore Chief Executive, Sam Walsh, said, “The efficiency of mine to port logistics in the Pilbara iron ore industry is second to none. It is a significant contributing factor to Australia’s position as the world’s leading supplier of iron ore to the burgeoning Asian markets.

“To maintain that leading position, iron ore producers must be able to respond to market demands quickly and have a high degree of flexibility in planning, implementing and adapting their expansion plans and operating practices.

“If we are forced into drawn out negotiations with third parties to achieve what would otherwise be a prompt and planned response to market demand, Australia’s economy will be the loser,” Mr Walsh said.

The decision before the Federal Government strikes at the heart of Australia’s international competitiveness in the export of iron ore, with A$20 billion in capital investment required to achieve an additional 300 million tonnes of annual production capacity over the next 20 years if the industry is to retain its current market share of 37 per cent.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Mr Walsh said, “It is imperative that the decision makers fully appreciate the very large negative impact of a multi-user rail access recommendation by the National Competition Council.”

The report, Economic Evaluation of the Impact of Lost Iron Ore Production and Share, April 2006, prepared by consultants Port Jackson Partners Limited, can be accessed on www.pilbarairon.com.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Hugh Leggatt	Ian Head
Office: +44 (0) 20 7753 2273	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7764 369 977	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com